Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Organization

JRW Associates, L.P.	California

RW Central Valley, Inc.	California

Byron Power Partners, L.P.	California

RW Byron, Inc.	California

Ridgewood Providence Power Partners, L.P.	Delaware